SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 17)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

ZYNEX, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

98986M 103
(CUSIP Number)

Thomas Sandgaard 9655 Maroon Circle Englewood, CO 80112
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98986M 103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas Sandgaard
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
14,906,318(1)
	8	SHARED VOTING POWER:
1,425,105(2)
	9	SOLE DISPOSITIVE POWER:
14,906,318(1)
	10	SHARED DISPOSITIVE POWER:
1,425,105(2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,331,423 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.6%(3)
14		TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Includes 1,985 unvested restricted shares which vest within 60 days of May 10, 2023 and options to purchase 213,400 shares of common stock that are exercisable within 60 days of May 10, 2023. Also includes 14,690,933 shares of common stock.

(2) Represents 1,425,105 shares of common stock held by Sandgaard Holdings LLC of which Mr. Thomas Sandgaard is the sole manager, and, in such capacity, has voting and dispositive power over the securities held by this entity, except with respect to 213,766 shares of common stock which Sandgaard Holdings LLC will vote as directed by the trustee of The Sandgaard Family Trust, RBC Trustees (Jersey) Limited.

(3) Percentage ownership is determined based on shares owned together with securities exercisable or convertible into shares of common stock within 60 days of the date of this statement, for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Furthermore, the percentage set forth is based on 36,366,021 shares of the Issuer’s common stock issued and outstanding as of May 10, 2023.

CUSIP No. 98986M 103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sandgaard Holdings LLC Tax ID: 83-0997050
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0
	8	SHARED VOTING POWER:
1,425,105(1)
	9	SOLE DISPOSITIVE POWER:
0
	10	SHARED DISPOSITIVE POWER:
1,425,105(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,425,105(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9% (2)
14		TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Represents 1,425,105 shares of common stock held by Sandgaard Holdings LLC of which Mr. Thomas Sandgaard is the sole manager, and, in such capacity, has voting and dispositive power over the securities held by this entity, except with respect to 213,766 shares of common stock which Sandgaard Holdings LLC will vote as directed by the trustee of The Sandgaard Family Trust, RBC Trustees (Jersey) Limited.

(2) The percentage set forth is based on 36,366,021 shares of the Issuer’s common stock issued and outstanding as of May 10, 2023.

CUSIP No. 98986M 103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RBC Trustees (Jersey) Limited in its capacity as trustee of The Sandgaard Family Trust U/A/D 4/1/19 Tax ID: n/a (held under Thomas Sandgaard’s personal social security number)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Island of Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0
	8	SHARED VOTING POWER:
213,766(1)
	9	SOLE DISPOSITIVE POWER:
0
	10	SHARED DISPOSITIVE POWER:
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
213,766
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.6% (2)
14		TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Pursuant to a side letter, Sandgaard Holdings LLC will vote the number of shares of common stock of the Issuer held by Sandgaard Holdings LLC that are attributable to The Sandgaard Family Trust as directed by the trustee, RBC Trustees (Jersey) Limited.

(2) The percentage set forth is based on 36,366,021 shares of the Issuer’s common stock issued and outstanding as of May 10, 2023.

Explanatory Note

Thomas Sandgaard, Sandgaard Holdings LLC and RBC Trustees (Jersey) Limited in its capacity as trustee of The Sandgaard Family Trust make this joint filing on Schedule 13D to update the information regarding the beneficial ownership of shares of common stock of Zynex, Inc.

Item 1. Security and Issuer

The title and class of equity securities to which this Amendment No. 17 to the Schedule 13D relates is the common stock, $0.001 par value, of ZYNEX, INC., a Nevada Corporation (the “Issuer”). The principal offices of the Issuer are located at 9655 Maroon Circle, Englewood, CO 80112.

Item 2. Identity and Background

(a) This statement is being filed by (collectively, the “Reporting Persons”): (i) Thomas Sandgaard; (ii) Sandgaard Holdings LLC; and (iii) RBC Trustees (Jersey) Limited, in its capacity as trustee of The Sandgaard Family Trust.

(b) Mr. Sandgaard’s business address is 9655 Maroon Circle, Englewood, CO 80112. Sandgaard Holdings LLC business address is 9655 Maroon Circle, Englewood, CO 80112. The business address of RBC Trustees (Jersey) Limited, in its capacity as trustee of The Sandgaard Family Trust, is Gaspe House, 66 - 72 Esplanade, St Helier, Jersey, JE2 3QT.

(c) Mr. Sandgaard is currently employed as the Chief Executive Officer and President of the Issuer and Chairman of the Board of Directors of the Issuer. The Issuer has a business address at 9655 Maroon Circle, Englewood, CO 80112 and is primarily engaged in the business of designing, manufacturing and marketing medical devices that treat chronic and acute pain among others.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Thomas Sandgaard is a citizen of the United States. Sandgaard Holdings LLC was formed in the State of Colorado. RBC Trustees (Jersey) Limited, in its capacity as trustee of The Sandgaard Family Trust, is organized under the laws of the Island of Jersey.

Item 3. Source and Amount of Funds or Other Considerations

All shares held were purchased with the Reporting Persons’ personal funds or working capital, or, in the case of RBC Trustees (Jersey) Limited, in its capacity as trustee of The Sandgaard Family Trust, the interest in the respective shares was transferred to it pursuant to Mr. Sandgaard’s estate planning transactions, as described in Amendment number 16 of the Schedule 13D.

Item 4. Purpose of Transaction

The information set forth in Item 5(c) hereof is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Persons beneficially owns 16,331,423 shares or 44.6% of the Issuer’s common stock, including (i) 14,690,933 shares of common stock, 1,985 unvested restricted shares which vest within 60 days of May10, 2023 and options to purchase 213,400 shares of common stock that are exercisable within 60 days of May 10, 2023 and (ii) 1,425,105 shares of common stock held by Sandgaard Holdings LLC of which Mr. Thomas Sandgaard is the sole manager, and, in such capacity, has voting and dispositive power over the securities held by this entity, except with respect to 213,766 shares of common stock which Sandgaard Holdings LLC will vote as directed by the trustee of The Sandgaard Family Trust, RBC Trustees (Jersey) Limited.

(b)	Mr. Sandgaard may be deemed to hold sole voting and dispositive power over 14,906,318* shares of common stock of the Issuer and shared voting and dispositive power over 1,425,105 shares of common stock of the Issuer.

(c)	1. On May 10, 2023, Mr. Sandgaard reported the completed sale to the Issuer of 300,000 shares of Common Stock of the Issuer, in an exempt transaction pursuant to Rule 16b-3. The sale price per share was the closing price of the Common Stock on May 10, 2023. The transaction was approved by the Audit Committee and the disinterested members of the Board of Directors of the Issuer.

2. On May 5, 2023, Mr. Sandgaard reported the issuance of 2,495 shares of Common Stock (restricted stock award), issued to him pursuant to the Issuer's 2017 Stock Incentive Plan.

3. On March 15, 2023, Mr. Sandgaard reported the issuance of 5,902 shares of Common Stock (restricted stock award), issued to him pursuant to the Issuer's 2017 Stock Incentive Plan.

4. On October 29, 2022, Mr. Sandgaard reported the issuance of 7,464 shares of Common Stock (restricted stock award), issued to him pursuant to the Issuer's 2017 Stock Incentive Plan.

5. On August 5, 2022, Mr. Sandgaard reported the issuance of 8,012 shares of Common Stock (restricted stock award), issued to him pursuant to the Issuer's 2017 Stock Incentive Plan.

6. On March 24, 2022, Mr. Sandgaard reported the issuance of 9,973 shares of Common Stock (restricted stock award), issued to him pursuant to the Issuer's 2017 Stock Incentive Plan.

7. On January 21, 2022, pursuant to a dividend distributed by the Issuer, Mr. Sandgaard received 1,361,788 shares of Common Stock and Sandgaard Holdings LLC received 129,555 shares of Common Stock, of which 19,433 shares are attributable to the voting and dispositive power shared with The Sandgaard Family Trust.

8. On November 5, 2021, Mr. Sandgaard reported the issuance of 2,992 shares of Common Stock (restricted stock award), issued to him pursuant to the Issuer's 2017 Stock Incentive Plan.

9. On October 6, 2021, Mr. Sandgaard reported the completed sale of 177,320 shares of Common Stock of the Issuer at a weighted average purchase price equal to $15.1693. These shares were purchased in multiple transactions at prices ranging from $15.00 to $15.535 per share.

10. On July 29, 2021, Mr. Sandgaard reported the issuance of 4,106 shares of Common Stock (restricted stock award), issued to him pursuant to the Issuer's 2017 Stock Incentive Plan.

11. On May 5, 2021, Mr. Sandgaard reported the issuance of 1,754 shares of Common Stock (restricted stock award), issued to him pursuant to the Issuer's 2017 Stock Incentive Plan.

Upon request by the Commission, the Issuer or the Reporting Person shall provide full information regarding the various transactions disclosed above.

(d)	To the best knowledge of the Reporting Persons, except as set forth in this Amendment No. 17 to the Schedule 13D, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 16,331,423 shares of common stock reported in Item 5(a).

(e)	Not applicable.

* Includes 14,690,933 shares of common stock, 1,985 unvested restricted shares which vest within 60 days of May 10, 2023 and options to purchase 213,400 shares of common stock that are exercisable within 60 days of May 10, 2023.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description
99.1	Amended and Restated Joint Filing Agreement dated November 30, 2020

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2023	/s/ Thomas Sandgaard
	Name:	Thomas Sandgaard

Dated: May 24, 2023	Sandgaard Holdings LLC

	By:	/s/ Thomas Sandgaard
	Name:	Thomas Sandgaard
	Title:	Manager

Dated: May 24, 2023	RBC Trustees (Jersey) Limited in its capacity as trustee of The Sandgaard Family Trust U/A/D 4/1/19

	By:	/s/ Alison Patrick
	Name:	Alison Patrick, as authorized signatory of RBC Trustees (Jersey) Limited

	By:	/s/ Ian Ritchie
	Name:	Ian Ritchie, as authorized signatory of RBC Trustees (Jersey) Limited